UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

NRX Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

629444 100

(CUSIP Number)

Jonathan C. Javitt

c/o NRX Pharmaceuticals, Inc.

1201 N. Market Street, Suite 111

Wilmington, DE 19801

(484) 254-6134

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629444 100

1	NAME OF REPORTING PERSON

Jonathan C. Javitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,868,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,868,329
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,868,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.3%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 629444 100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D (including all amendments hereto) is intended to satisfy the undersigned’s continued reporting obligations since the filing by the undersigned of Amendment No. 1 to the joint Schedule 13D, dated November 2, 2021 (the “Previous Schedule 13D”), which included the undersigned as a Reporting Person.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of NRX Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”) whose principal executive office is located at 1201 Orange Street, Suite 600, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

(a)       This statement is filed by Jonathan C. Javitt (“Dr. Javitt” or the “Reporting Person”), with respect to the Shares directly and beneficially owned by him.

The Reporting Person is party to that certain Voting Agreement (as referenced in Item 4) with Daniel Javitt (“Mr. D. Javitt”). As a result, the Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Person and Mr. D. Javitt. The Reporting Person previously jointly filed the Previous Schedule 13D with Mr. D. Javitt, however the Reporting Person is filing this Schedule 13D individually pursuant to Rule 13d-1(k)(2) of the Exchange Act. It is the understanding of the Reporting Person that Mr. D. Javitt will file a separate Schedule 13D with respect to his ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Mr. D. Javitt and his investment in the Issuer. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person.

(b)       The principal business address of Dr. Javitt is c/o NRX Pharmaceuticals, Inc. 1201 N. Market Street, Suite 111, Wilmington, DE 19801.

(c)       The principal occupation of Dr. Javitt is serving as a Director and the Chief Scientist of the Issuer.

(d)       Dr. Javitt has not, during the past five years (or ever), been convicted in a criminal proceeding, traffic violation or similar misdemeanors.

(e)       Dr. Javitt has not, during the past five years (or ever), been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Dr. Javitt is a dual citizen of the United States of America and the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. Javitt purchased 100,000 Shares with personal funds. The aggregate purchase price of the 100,000 Shares directly owned by Dr. Javitt is approximately, $58,000, excluding brokerage commissions.

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CUSIP No. 629444 100

The remaining Shares held directly by Dr. Javitt were received in connection with the merger described in that certain Agreement and Plan of Merger, dated as of December 13, 2020 (the “Merger”), by and among Big Rock Partners Acquisition Corp. (“BRPA”), Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA and NeuroRx, Inc. (the “Predecessor Company”), through an exchange of shares held in the Predecessor Company. On the effective date of the Merger, the closing price of the Shares was $24.25 per Share.

Item 4.	Purpose of Transaction.

Dr. Javitt filed an application with the Issuer’s internal counsel to purchase additional Shares pursuant to the Issuer’s securities trading policy and was granted the right to purchase shares in block trades during the open trading window on the condition that Dr. Javitt does not become privy to material nonpublic information (“MNPI”) during the open trading window. Dr. Javitt’s request to purchase additional shares of stock is based upon the Issuer’s announced re-orientation to its original mission of developing breakthrough therapies for suicidal bipolar depression and PTSD, conditions for which there is currently no FDA-approved medication and for which the only approved treatment at this time consists of hospitalization and/or electroconvulsive therapy.

The Reporting Person notes that the Issuer has now announced initiation of a clinical trial of its lead drug NRX-101 for patients with bipolar depression and subacute suicidal ideation and has announced that it will re-initiate its registrational trial for bipolar depression with acute suicidal ideation as soon as commercial grade investigational drug is received from manufacture and validated for use. The Issuer recently announced having raised sufficient funds to conduct this research. As disclosed in public filings and investor presentations, the Issuer was not able to engage in development of its core assets during the COVID-19 pandemic initially because of the effective closure of many study sites during the lock-down and the resulting need to recertify the stability of investigational product and to manufacture new investigational product prior to reinitiating clinical trials.

During the past two years, the Reporting Person notes that the IP position of the Issuer around NRX-101 has matured significantly with the award of 47 Composition of Matter and other patents, with an additional 43 applications pending related to the use of NRX-101 and other NMDA-targeted drugs for the treatment of depression, PTSD, and other psychiatric disorders, as disclosed in the Issuer’s securities filings. The co-founder of the Issuer, Daniel Javitt, together with colleagues at Herzog Hospital, was among the first to demonstrate that an oral drug targeting both NMDA and 5HT-2a receptors could both treat symptoms of depression and suicidality. The Issuer’s STABIL-B trial was the first to demonstrate statistically-significant benefits in depression and suicidality in bipolar depression, earning Breakthrough Therapy Designation from the US FDA as reported the Issuer’s filings with the SEC.

Whereas the role of the NMDA receptor as a key target for treating depression was unproven until recently, recent advances with investigational drugs for the treatment of major depressive disorder by Axsome Therapeutics (Nasdaq:AXSM) and Relmada Therapeutics (Nasdaq:RLMD) have provided substantial confirmation of the potential role of dual-targeted NMDA/5-HT2a antidepressants as a new generation of drugs to treat this lethal condition. To the Reporting Person’s knowledge, the Issuer remains the only company to have been awarded Breakthrough Therapy designation, a Special Protocol Agreement, and to have reached phase 3 for patients with suicidal bipolar (as distinct from major) depression. The Reporting Person believes that the Issuer is the only entity to hold Composition of Matter patent protection for a dual-targeted NMDA/5-HT2a antidepressant targeting suicidal bipolar depression.

Reference is made to the Registration Rights Agreement, the Lock-Up Agreement, the Voting Agreement, the Private Placement and the Private Placement Lock-Up Agreements, each as defined and further described in Item 4 of the Previous Schedule 13D and incorporated herein by reference.

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CUSIP No. 629444 100

On May 31, 2022, the Issuer became eligible to register the sale of its securities on Form S-3 under the Securities Act and the Reporting Person exercised his right to require the Issuer to register the sale of all of the shares of Common Stock held by him pursuant to the Registration Rights Agreement, as was anticipated at the time of the business combination with BRPA.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Person’s investment, entering into a 10b-5 sales plan, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, or purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, each subject to the Issuer’s securities trading policy, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 66,641,314 Shares outstanding as of May 11, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 16, 2022.

Dr. Javitt

(a)	As of the date hereof, Dr. Javitt directly beneficially owns 14,868,329 Shares, consisting of (i) 13,299,997 shares of Common Stock held by the Jonathan Javitt Living Trust, (ii) 1,422,000 shares of Common Stock held by The Javitt 2012 Irrevocable Dynasty Trust, and (iii) 146,332 shares of Common Stock held by Jonathan Javitt individually

Percentage: Approximately 22.3%

Based on public filings, the Reporting Person believes that Mr. D. Javitt beneficially owns 13,102,676 Shares directly held by Glytech, LLC, a Delaware limited liability company solely owned by Mr. D. Javitt. Mr. D. Javitt maintains voting and investment power over such shares. Collectively, the Reporting Person and Mr. D. Javitt beneficially own 27,971,005 Shares, which represents approximately 42.0% of the outstanding Shares. The Reporting Person disclaims beneficial ownership of the Shares that he does not directly own. Furthermore, the Reporting Person expressly disclaims beneficial ownership of the 13,102,676 Shares beneficially owned by Mr. D. Javitt.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,868,329
3. Sole power to dispose or direct the disposition: 14,868,329
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 629444 100

(c)	The transactions in the Shares by Dr. Javitt during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Registration Rights Agreement, the Lock-Up Agreement, the Voting Agreement, the Private Placement and the Private Placement Lock-Up Agreements, as referenced in Item 4 above. Other than as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Ex. 99.1	Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
Ex. 99.2	Lock-up Agreement, dated May 24, 2021, by and between BRPA and the stockholder parties identified therein (incorporated by reference to Exhibit 10.7 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
Ex. 99.3	Voting Agreement, dated May 24, 2021, by and between Jonathan Javitt and Daniel Javitt (incorporated by reference to Exhibit 10.34 to the Issuer’s current report on Form 8-K filed by the Issuer on May 28, 2021).
Ex. 99.4	Securities Purchase Agreement, dated August 19, 2021, by and among NRX Pharmaceuticals, Inc. and certain purchasers named on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).
Ex. 99.5	Lock-up Agreement, dated August 19, 2021, by and among Jonathan Javitt, Daniel Javitt and NRX Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer’s current report on Form 8-K filed by the Issuer on August 24, 2021).

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CUSIP No. 629444 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

/s/ Jonathan C. Javitt
Jonathan C. Javitt

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CUSIP No. 629444 100

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

100,000	$0.58	06/01/2022